EXHIBIT 99.1

Westport to Issue Q2 2026 Financial Results on August 11, 2026

VANCOUVER, British Columbia, July 28, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT), announces that the Company will release Q2 2026 financial results on Tuesday, August 11, 2026, after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Wednesday, August 12, 2026.

Time: 9:30 a.m. ET (6:30 a.m. PT)
Call Link: https://register-conf.media-server.com/register/BI19d4aa4064ee4de6ac427edb5c169871
Webcast: https://investors.westport.com

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website and a replay will be available at https://investors.westport.com.

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of alternative fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected timing of Westport’s release of its second quarter 2026 financial results and the planned conference call and webcast to discuss those results and other corporate developments. These statements are based on Westport’s current expectations and are subject to risks and uncertainties that could cause actual events or results to differ materially. Westport undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

Contact Information

Westport Investor Relations
T: +1 604-718-2046